FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 15 ,2019

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

Index

1.	Cellcom Israel Announces Second Quarter 2019 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

CELLCOM ISRAEL ANNOUNCES
SECOND QUARTER 2019 RESULTS
------------------------

Cellcom Israel concludes the second quarter of 2019 with a
loss of NIS 351 million compared to a loss of NIS 37 million in the corresponding quarter of 2018. The loss includes
approximately NIS 52 million of financing expenses which
were adversely effected by the high index in the quarter (1.5%).

  The Adjusted EBITDA1 increased to NIS 2331 million.

Free cash flow2 for the quarter totaled NIS 55 million and NIS
101 million for the first 6 months of 2019.

The Company's cellular subscribers base increased by
approximately 45 thousand subscribers during this quarter.

Nir Sztern, the Company's CEO: "The financial report for the second quarter of 2019 reflects several encouraging results, including: stability of revenues during several consecutive
quarters; increase in adjusted EBITDA compared to previous
and corresponding quarters; strong free cash flow of NIS 101 million for the first 6 months of 2019. Nonetheless, financing expenses which increased due to the high index in the quarter, weighed down on the Company in this quarter too, which
concluded in a loss."

1 As of January 1, 2019, the Company is applying International Financial Reporting Standard, IFRS 16, Leases. The effects of applying the standard in the second quarter of 2019 amounted to an increase of NIS 68 million in Adjusted EBITDA, an increase of NIS 59 million in Cash flows from operating activities and an increase of NIS 1 million in the loss.
2 Please see "Use of Non-IFRS financial measures" section in continued of this press release.

Second Quarter 2019 Highlights (compared to second quarter of 2018):

◾	Total Revenues totaled NIS 920 million ($258 million) compared to NIS 927 million ($260 million) in the second quarter last year, a decrease of 0.8%

◾	Service revenues totaled NIS 695 million ($195 million) compared to NIS 694 million ($195 million) in the second quarter last year, an increase of 0.1%

◾	Operating income totaled NIS 6 million ($2 million) compared to Operating loss of NIS 5 million ($1 million) in the second quarter last year

◾	Loss totaled NIS 35 million ($10 million) compared to NIS 37 million ($10 million) in the second quarter last year

◾	Adjusted EBITDA[2] totaled NIS 233 million ($65 million) compared to NIS 140 million ($39 million) in the second quarter last year, an increase of 66.4%

◾	Net cash from operating activities totaled NIS 219 million ($61 million) compared to NIS 179 million ($50 million) in the second quarter last year, an increase of 22.3%

◾	Free cash flow[2] totaled NIS 55 million ($15 million) compared to NIS 56 million ($16 million) in the second quarter last year, a decrease of 1.8%

Nir Sztern, the Company's Chief Executive Officer, referred to the results of the second quarter of 2019:"Alongside the intense competition in the communications market, the Cellcom group is in a substantial execution momentum and continues to develop its future growth engines. A few days ago we announced the completion of the investment transaction in IBC and the sale transaction of the fiber-optic infrastructure we deployed in residential areas, to IBC, placing IBC in an excellent position to continue a fast fiber deployment and bring the internet revolution to Israel.

The financial report for the second quarter of 2019 reflects several encouraging results, including: stability of revenues during several consecutive quarters; increase in adjusted EBITDA compared to previous and corresponding quarters; strong free cash flow of NIS 101 million for the first 6 months of 2019. Nonetheless, financing expenses weighed down on the Company in this quarter too, which concluded in a loss.  We believe that Cellcom's strategy, alongside developing new and strong growth engines, will assist the Company's financial situation.

Cellcom’s financial situation is stable and strong. Though its debt rating decreased to A which is still a high rating, the company generates a positive cash flow and holds a cash balance of approximately NIS 1.3 billion at quarter end, very high liquidity and continues to have access to the Israeli capital market and debt market."

Shlomi Fruhling, the Company's Chief Financial Officer, said: ""The Company's service revenues in the second quarter of 2019 totaled NIS 695 million. The revenues reflect a 2.5% increase compared to the previous quarter and stability compared to the corresponding quarter.

Service revenues in the cellular segment totaled NIS 420 million in the second quarter of 2019, an increase of 4.0% compared to the previous quarter. The increase resulted from positive seasonality in roaming revenues and from increase in revenues from the network sharing agreements. Service revenues in the fixed-line segment totaled NIS 312 million in the second quarter of 2019, a decrease of 1.6% compared to the previous quarter. The entire decrease resulted from a decrease in operators liaison activity which was offset by the continued growth in internet and TV services.

Adjusted EBITDA for the quarter totaled NIS 233 million, compared to NIS 224 million in the previous quarter.

Financing expenses, net, in the second quarter of 2019, totaled NIS 52 million, compared to NIS 27 million in the previous quarter. The increase in financing expenses resulted mainly from an increase from linkage differences to the CPI, in connection with the Company's debentures, due to a high increase of 1.5% in the Israeli consumer price index during the quarter. The financing expenses deepened the loss for the second quarter which totaled NIS 35 million.

Free cash flow for the second quarter of 2019 totaled NIS 55 million, compared to NIS 46 million in the previous quarter. The improvement in the FCF compared to the previous quarter resulted mainly from a decrease in investments. The Company's cash and cash equivalents balance at end of the second quarter of 2019 are approximately NIS 1.3 billion.

After the reporting period, the Company completed the investment transaction in IBC and the sale transaction of its fiber-optic infrastructure in residential areas to IBC. Following the completion of the transactions, the Company is expected to substantially decrease its capital investments as early as 2020 and the expenses for wholesale market access payments as more and more customers transfer to IBC's fiber-optic infrastructure.

The Company's Board of Directors decided not to distribute dividends in respect of the results of the second quarter of 2019, in view of the continued intensified competition in the market and its negative impact on the Company's operating results and in order to continue to strengthen the Company's balance sheet. The Board of Directors will review its decision in accordance with the development of market conditions, while taking into account the Company's needs."

Netanya, Israel – August 15, 2019 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group") announced today its financial results for the second quarter of 2019.

The Company reported that revenues for the second quarter of 2019 totaled NIS 920 million ($258 million); Adjusted EBITDA for the second quarter of 2019 totaled NIS 233 million ($65 million), or 25.3% of total revenues; loss for the second quarter of 2019 totaled NIS 35 million ($10 million). Basic loss per share for the second quarter of 2019 totaled NIS 0.30 ($0.08).

Main Consolidated Financial Results:

	Q2/2019	Q2/2018	Change%	Q2/2019	Q2/2018
	NIS million			US$ million (convenience translation)
Total revenues	920	927	(0.8)%	258	260
Operating Income (loss)	6	(5)	N/A	2	(1)
Loss	(35)	(37)	5.4%	(10)	(10)
Free cash flow	55	56	(1.8)%	15	16
Adjusted EBITDA	233	140	66.4%	65	39
Adjusted EBITDA, as percent of total revenues	25.3%	15.1%	67.5%

Main Financial Data by Operating Segments:

	Cellular (*)			Fixed-line (**)			Consolidation adjustments (***)		Consolidated results
NIS million	Q2'19	Q2'18	Change %	Q2'19	Q2'18	Change %	Q2'19	Q2'18	Q2'19	Q2'18	Change %
Total revenues	582	591	(1.5)%	375	376	(0.3)%	(37)	(40)	920	927	(0.8)%
Service revenues	420	434	(3.2)%	312	300	4.0%	(37)	(40)	695	694	0.1%
Equipment revenues	162	157	3.2%	63	76	(17.1)%	-	-	225	233	(3.4)%
Adjusted EBITDA	163	78	109.0%	70	62	12.9%	-	-	233	140	66.4%
Adjusted EBITDA, as percent of total revenues	28.0%	13.2%	112.1%	18.7%	16.5%	13.3%			25.3%	15.1%	67.5%

(*)	The segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)	The segment includes landline telephony services, internet services, television services, transmission services, end user fixed-line equipment and supplemental services.

(***)      Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (second quarter of 2019 compared to second quarter of 2018):

Revenues for the second quarter of 2019 decreased 0.8% totaling NIS 920 million ($258 million), compared to NIS 927 million ($260 million) in the second quarter last year. The decrease in revenues is mainly attributed to a 3.4% decrease in equipment revenues.

Service revenues totaled NIS 695 million ($195 million) in the second quarter of 2019, a 0.1% increase from NIS 694 million ($195 million) in the second quarter last year.

Service revenues in the cellular segment totaled NIS 420 million ($118 million) in the second quarter of 2019, a 3.2% decrease from NIS 434 million ($122 million) in the second quarter last year. This decrease resulted mainly from the ongoing erosion in the prices of these services as a result of the competition in the cellular market, which was partially offset by growth in revenues from the network sharing agreement.

Service revenues in the fixed-line segment totaled NIS 312 million ($87 million) in the second quarter of 2019, a 4.0% increase from NIS 300 million ($84 million) in the second quarter last year.  The increase resulted mainly from an increase in revenues from internet and TV services. This increase was partially offset by a decrease in revenues from international calling services.

Equipment revenues totaled NIS 225 million ($63 million) in the second quarter of 2019, a 3.4% decrease compared to NIS 233 million ($65 million) in the second quarter last year. The decrease resulted mainly from a decrease in equipment sales in the fixed-line segment.

Cost of revenues for the second quarter of 2019 totaled NIS 679 million ($190 million), a 0.6% increase compared to NIS 675 million ($189 million) in the second quarter of 2018. This increase resulted mainly from increase in cost of access payments to Bezeq and content costs in the fixed-line segment, which were partially offset by one-time costs recorded in the second quarter last year.

Gross profit for the second quarter of 2019 decreased 3.6% to NIS 241 million ($68 million), compared to NIS 252 million ($71 million) in the second quarter of 2018. Gross profit margin for the second quarter of 2019 amounted to 26.2%, down from 27.2% in the second quarter of 2018.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the second quarter of 2019 increased 1.3% to NIS 241 million ($68 million), compared to NIS 238 million ($67 million) in the second quarter of 2018. This increase is primarily as a result of an increase in expenses of salaries and commissions expenses which were capitalized as part of the customer acquisition costs, as a result of early adoption of an International Financial Reporting Standard (IFRS 15) as of the first quarter of 2017 (the "Adoption of IFRS 15"), that was partially offset by a decrease in salaries expenses.

Other income for the second quarter of 2019 totaled NIS 6 million ($2 million), compared with other expenses of NIS 19 million ($5 million) in the second quarter of 2018. The other income of the second quarter of 2019 mainly included an interest income from the sale of equipment by installments, compared to expenses in the second quarter of 2018 which included NIS 26 million of employee voluntary retirement plan expenses that was partially offset by interest income from sale of equipment by installments.

Operating income for the second quarter of 2019 totaled NIS 6 million ($2 million), compared to operating loss of NIS 5 million ($1 million) in the second quarter of 2018.

Adjusted EBITDA for the second quarter of 2019 increased by 66.4% totaling NIS 233 million ($65 million) compared to NIS 140 million ($39 million) in the second quarter of 2018. Adjusted EBITDA as a percent of revenues for the second quarter of 2019 totaled 25.3%, up from 15.1% in the second quarter of 2018.

Cellular segment Adjusted EBITDA for the second quarter of 2019 totaled NIS 163 million ($46 million), compared to NIS 78 million ($22 million) in the second quarter last year, an increase of 109.0%, which resulted mainly from a decrease in rent expenses in a total amount of NIS 61 million which were recognized as a right-of-use asset as a result of the initial implementation of IFRS 16 as of 1 January, 2019 and from a decrease in employee voluntary retirement plan expense that was recognized on the second quarter of 2018. This increase was partially offset by a decrease in revenues from services, which resulted mainly from ongoing erosion in the price of these services as a result of the competition in the cellular market.

Fixed-line segment Adjusted EBITDA for the second quarter of 2019 totaled NIS 70 million ($20 million), compared to NIS 62 million ($17 million) in the second quarter last year, a 12.9% increase, which resulted mainly from a decrease in rent expenses in a total amount of NIS 7 million which were recognized as a right-of-use asset as a result of the initial implementation of IFRS 16 as of 1 January, 2019, a decrease in employee voluntary retirement plan expense that was recorded in the second quarter of 2018 and due to the increase in activity in internet and TV fields.

Financing expenses, net for the second quarter of 2019 totaled NIS 52 million ($15 million), compared with NIS 43 million ($12 million) in the second quarter of 2018, an increase of 20.9%, which resulted mainly from linkage differences to CPI, in connection with the Company's debentures.

Loss for the second quarter of 2019 totaled NIS 35 million ($10 million), compared with loss of NIS 37 million ($10 million) in the second quarter of 2018.

Basic loss per share for the second quarter of 2019 totaled NIS 0.30 ($0.08), compared to basic loss per share of NIS 0.36 ($0.10) in the second quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	Q2/2019	Q2/2018	Change (%)
Cellular subscribers at the end of period (in thousands)	2,745	2,809	(2.3)%
Churn Rate for cellular subscribers (in %)	11.3%	12.6%	(10.3)%
Monthly cellular ARPU (in NIS)	51.9	51.8	0.2%

Cellular subscriber base - Cellular subscriber base of the company increased by 45,000 subscribers during the second quarter of 2019 and was approximately 2.745 million subscribers. At the end of the first quarter of 2019, the company deleted 153,000 subscribers from its subscriber base count, due to a change in the counting method of the company's cellular subscriber base. These subscribers generate negligible revenues to the Company.

Cellular Churn Rate for the second quarter of 2019 totaled to 11.3%, compared to 12.6% in the second quarter last year. (Eliminating the subscribers' deletion due to changing subscribers counting method).

The monthly cellular Average Revenue per User ("ARPU") for the second quarter of 2019 totaled 51.9 NIS ($14.6), compared to NIS 51.8 ($14.5) in the second quarter last year. The increase in ARPU resulted mainly from increase of NIS 2.8 ($0.8) due to prepaid and M2M subscribers' deletion from the Company's cellular subscriber base, that was partially offset ongoing erosion in the prices of cellular services.

Main Performance Indicators - Fixed-line segment:

	Q2/2019	Q2/2018	Change (%)
Internet infrastructure field subscribers - (households) at the end of period (in thousands)	278	248	12.1%
TV field subscribers - (households) at the end of period (in thousands)	239	195	22.6%

In the second quarter of 2019, the Company's subscriber base in the TV field increased by approximately 12 thousand net households.

The Company's subscriber base in the internet infrastructure field remained the same compared to the last quarter, as a result of the company's decision to focus on transferring subscribers to independent fiber infrastructure and connecting customers to a standalone tv service.

Financing and Investment Review

Cash Flow

Free cash flow for the second quarter of 2019 totaled NIS 55 million ($15 million), compared to NIS 56 million ($16 million) in the second quarter of 2018, a 1.8% decrease. The decrease in free cash flow resulted mainly from a decrease of receipts from customers that was partially offset by a decrease in payments to end user equipment suppliers, tax payments and salaries expenses.

Total Equity

Total Equity as of June 30, 2019 amounted to NIS 1,628 million ($457 million) primarily consisting of undistributed accumulated retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets and others

During the second quarter of 2019, the Company invested NIS 113 million ($32 million) in fixed assets and intangible assets and others (including, among others, investments in the Company's communications networks, investments in deploying of fiber optic, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the adoption of IFRS 15), compared to NIS 131 million ($37 million) in the second quarter of 2018.

Dividend

On August 14 2019, the Company's Board of Directors decided not to declare a cash dividend for the second quarter of 2019. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2018 on Form 20-F dated March 18, 2019, or the 2018 Annual Report, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Other developments during the second quarter of 2019 and subsequent to the end of the reporting period

Company's Investment Transaction in IBC and Company's sale of fiber-optic infrastructure transaction completed

In August 2019, following the Company's previous reports regarding a possible indirect co-investment of the Company and the Israel Infrastructure Fund, or IIF, in IBC Israel Broadband Company (2013) Ltd., or IBC, and a possible sale of the Company's independent fiber-optic infrastructure in residential areas to IBC, both transactions were completed.

•	The Company paid the sum of appx. NIS 55 million (out of appx. NIS 110 million) for its indirect stake in IBC, the majority of which shall be indirectly provided as shareholder loan to IBC.

•
The Company received the sum of appx. NIS 180 million for its independent fiber-optic infrastructure in residential areas (representing independent fiber-optic infrastructure deployed until the closing), which was financed entirely through shareholder loans indirectly provided to IBC by the Company and IIF, each in the amount of appx. NIS 90 million. Additional consideration shall be paid for additional future deployment to be carried out by the Company.

For additional details see the Company's annual report for the year ended December 31, 2018 on Form 20-F dated March 18, 2019 under Item 4. "Information on the Company - A. History and Development of the Company – Fixed-line Infrastructure – Investment in IBC".

Frequencies Tender Published

In July 2019, the Company announced that the Israeli Ministry of Communications published a frequencies tender including for 5G services, expected to be conducted in Q4/2019. The tender is to include 30MHz in the 700MHz frequencies band, 60MHz in the 2600MHz frequencies band and 300 MHz in the 3500-3800 MHz frequencies band. The tender will be open for MNOs only, other than 100MHz in the 3500-3600 MHz frequencies band which will be open for any contender. New contenders may only provide specific 5G services. MNOs sharing a network shall provide a joint bid (subject to the tender committee's prior approval). The tender further sets maximum frequency allocation per network / new contender, coverage, timeline and quality requirements for winning certain frequencies. The tender also includes certain leniencies and performance based incentives.

The Company is studying the tender documents and at this time cannot evaluate its implications on the Company.

For additional details see the Company's most recent annual report for the year ended December 31, 2018 on Form 20-F, filed on March 18, 2019, under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business", "- We may be adversely affected by significant technological and other changes in the cellular communications industry" and "Item 4. Information on The Company – B. Business Overview – Network and Infrastructure- Spectrum allocation".

Rating Downgrade In Relation To Debentures Traded In Israel

In August 2019, the Company announced that Standard & Poor’s Maalot, or Maalot, downgraded the Company’s rating to ilA and maintained the Company's rating outlook at “negative”, in relation to the Company's debentures traded on the Tel Aviv Stock Exchange.

According to Maalot's report, the downgrade of rating reflects Maalot's estimation that the intensive competition in the market will continue through 2019-2020 (at least) and further weakening of the Company’s operational performance, which may result in Adjusted EBITDA margin of less than 20%;  erosion in the Company’s operational performance without substantial reduction of its debt will lead to increased leverage and finance risk; investment in IBC may benefit the Company’s business profile in the mid-long range due to reduction of its dependency on Bezeq's internet infrastructure. According to Maalot's report, the "negative" forecast reflects Maalot's estimation of further erosion to the Company’s operational performance due to the competition in the market, and given the high investment needs which may lead to very low free cash flow over the next 12 months.

The aforementioned downgrade does not increase the Company's interest payments on its current debt.

For additional details regarding the Company's public debentures and undertakings of the Company in relation to their rating included in the Company's shelf prospectus, see the Company's annual report on Form 20-F for the year ended December 31, 2018 filed on March 18, 2019, under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources – Debt Service –Public Debentures" and our most recent report on Form 6-K dated March 19,2019.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

Changes in Management

In August 2019, Ms. Sharon Amit announced her resignation from her position as VP of human resources of the Company. Ms. Amit will continue to serve until her replacement is nominated.

For additional details, see the Company's annual report on Form 20-F for the year ended December 31, 2018 filed on March 18, 2019, under "Item 6. Directors, Senior Management and Employees – A. Directors and Employees".

Conference Call Details

The Company will be hosting a conference call regarding its results for the second quarter of 2019 on Thursday, August 15, 2019 at 09:00 am ET, 06:00 am PT, 2:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 744 5399          UK Dial-in Number: 0 800 4048 418

Israel Dial-in Number: 03 918 0691          International Dial-in Number: +972 3 918 0691

at: 09:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.745 million cellular subscribers (as at June 30, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other valueadded services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.  Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its 2018 Annual Report.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.566 = US$ 1 as published by the Bank of Israel for June 30, 2019.

Use of non-IFRS financial measures

Adjusted EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans and gain (loss) due to sale of subsidiaries); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. Adjusted EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to Adjusted EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

			Convenience
			translation
			into US dollar
	June 30,	June 30,	June 30,	December 31,
	2018	2019	2019	2018
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	831	855	240	1,202
Current investments, including derivatives	398	428	120	404
Trade receivables	1,215	1,124	315	1,152
Current tax assets	12	8	2	11
Other receivables	86	81	23	84
Inventory	68	60	17	94
Total current assets	2,610	2,556	717	2,947

Trade and other receivables	868	836	234	852
Property, plant and equipment, net	1,602	1,639	460	1,652
Intangible assets and others, net	1,284	1,306	366	1,298
Right-of-use assets, net and Investment property	-	759	213	-

Total non- current assets	3,754	4,540	1,273	3,802

Total assets	6,364	7,096	1,990	6,749

Liabilities
Current maturities of debentures and of loans from financial institutions	647	512	144	620
Current maturities of lease liabilities	-	218	61	-
Trade payables and accrued expenses	655	692	194	696
Provisions	103	103	29	105
Other payables, including derivatives	327	258	72	257

Total current liabilities	1,732	1,783	500	1,678

Long-term loans from financial institutions	334	300	84	334
Debentures	2,498	2,711	760	2,911
Long-term lease liabilities	-	556	156	-
Provisions	21	21	6	20
Other long-term liabilities	3	4	1	16
Liability for employee rights upon retirement, net	15	14	4	14
Deferred tax liabilities	108	79	22	99

Total non- current liabilities	2,979	3,685	1,033	3,394

Total liabilities	4,711	5,468	1,533	5,072

Equity attributable to owners of the Company
Share capital	1	1	-	1
Share premium	259	335	94	325
Receipts on account of share options	17	-	-	10
Retained earnings	1,372	1,290	362	1,339

Non-controlling interest	4	2	1	2

Total equity	1,653	1,628	457	1,677

Total liabilities and equity	6,364	7,096	1,990	6,749

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income (Unaudited)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2018	2019	2019	2018	2019	2019	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	1,860	1,848	518	927	920	258	3,688
Cost of revenues	(1,340)	(1,374)	(385)	(675)	(679)	(190)	(2,661)

Gross profit	520	474	133	252	241	68	1,027

Selling and marketing expenses	(276)	(307)	(86)	(144)	(149)	(42)	(567)
General and administrative expenses	(185)	(163)	(46)	(94)	(92)	(26)	(360)
Other income (expenses), net	(12)	11	3	(19)	6	2	1

Operating profit (loss)	47	15	4	(5)	6	2	101

Financing income	14	29	8	11	12	3	19
Financing expenses	(97)	(108)	(30)	(54)	(64)	(18)	(190)
Financing expenses, net	(83)	(79)	(22)	(43)	(52)	(15)	(171)

Loss before taxes on income	(36)	(64)	(18)	(48)	(46)	(13)	(70)

Tax benefit	6	13	4	11	11	3	6
Loss for the period	(30)	(51)	(14)	(37)	(35)	(10)	(64)
Attributable to:
Owners of the Company	(30)	(51)	(14)	(37)	(35)	(10)	(62)
Non-controlling interests	-	-	-	-	-	-	(2)
Loss for the period	(30)	(51)	(14)	(37)	(35)	(10)	(64)

Loss per share
Basic loss per share (in NIS)	(0.29)	(0.44)	(0.12)	(0.36)	(0.30)	(0.08)	(0.58)

Diluted loss per share (in NIS)	(0.29)	(0.44)	(0.12)	(0.36)	(0.30)	(0.08)	(0.58)

Weighted-average number of shares used in the calculation of basic loss per share (in shares)	101,446,365	116,196,729	116,196,729	101,843,757	116,196,729	116,196,729	107,499,543

Weighted-average number of shares used in the calculation of diluted loss per share (in shares)	101,446,365	116,196,729	116,196,729	101,843,757	116,196,729	116,196,729	107,499,543

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2018	2019	2019	2018	2019	2019	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Loss for the period	(30)	(51)	(14)	(37)	(35)	(10)	(64)
Adjustments for:
Depreciation and amortization	278	439	123	145	225	63	584
Share based payments	2	2	1	-	2	1	2
Loss from sale of property, plant and equipment	-	1	-	-	1	-	-
tax benefit	(6)	(13)	(4)	(11)	(11)	(3)	(6)
Financing expenses, net	83	79	22	43	52	15	171
							-
Changes in operating assets and liabilities:
Change in inventory	2	34	10	1	25	7	(24)
Change in trade receivables (including long-term amounts)	82	51	14	74	67	19	166
Change in other receivables (including long-term amounts)	(16)	1	-	(25)	(12)	(3)	(21)
Changes in trade payables, accrued expenses and provisions	(11)	(10)	(3)	(42)	(93)	(26)	(26)
Change in other liabilities (including long-term amounts)	41	3	1	36	8	2	11
Payments for derivative hedging contracts, net	(2)	(7)	(2)	-	(6)	(2)	-
Income tax paid	(14)	(7)	(2)	(5)	(4)	(1)	(23)
Net cash from operating activities	409	522	146	179	219	62	770

Cash flows from investing activities
Acquisition of property, plant and equipment	(168)	(186)	(52)	(69)	(59)	(17)	(356)
Acquisition of intangible assets and others	(109)	(111)	(31)	(62)	(54)	(15)	(237)
Change in current investments, net	(37)	(9)	(2)	(36)	(11)	(3)	(56)
Receipts for other derivative contracts, net	3	8	2	3	7	2	3
Proceeds from sale of property, plant and equipment	-	-	-	-	-	-	1
Interest received	7	7	2	3	3	1	14
Proceeds from sale of shares in a consolidated company, net of cash disposed	5	-	-	5	-	-	-
Net cash used in investing activities	(299)	(291)	(81)	(156)	(114)	(32)	(631)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd) (Unaudited)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2018	2019	2019	2018	2019	2019	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	-	-	-	-	-	-	(15)
Recieipt of long-term loans from financial institutions	-	150	42	-	-	-	-
Payments for long-term loans from financial institutions	(50)	(212)	(60)	(50)	(212)	(59)	(78)
Repayment of debentures	(362)	(308)	(86)	-	-	-	(556)
Proceeds from issuance of debentures, net of issuance costs	396	-	-	-	-	-	997
Interest paid	(65)	(75)	(21)	(10)	(10)	(3)	(126)
Acquisition of non-controlling interests	-	-	-	-	-	-	(19)
Equity offering	275	-	-	275	-	-	275
Proceeds from exercise of share options	-	-	-	-	-	-	59
Lease payments	-	(133)	(37)	-	(59)	(17)	-
Net cash from (used in) financing activities	194	(578)	(162)	215	(281)	(79)	537

Changes in cash and cash equivalents	304	(347)	(97)	238	(176)	(49)	676

Cash and cash equivalents as at the beginning of the period	527	1,202	337	593	1,031	289	527
Effects of exchange rate changes on cash and cash equivalents	-	-	-	-	-	-	(1)
Cash and cash equivalents as at the end of the period	831	855	240	831	855	240	1,202

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

Adjusted EBITDA

The following is a reconciliation of loss to Adjusted EBITDA:

	Three-month period ended June 30,			Year ended December 31,
	2018	2019	Convenience translation into US dollar 2019	2018
	NIS millions		US$ millions	NIS millions
Loss for the period	(37)	(35)	(10)	(64)
Tax benefit	(11)	(11)	(3)	(6)
Financing income	(11)	(12)	(3)	(19)
Financing expenses	54	64	18	190
Depreciation and amortization	145	225	63	584
Share based payments	-	2	-	2
Adjusted EBITDA	140	233	65	687

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended June 30,			Year ended December 31,
	2018	2019	Convenience translation into US dollar 2019	2018
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities(*)	179	161	45	769
Cash flows from investing activities	(156)	(115)	(32)	(631)
Sale of short-term tradable debentures and deposits (**)	33	9	2	43
Free cash flow	56	55	15	181

(*)   Including the effects of exchange rate fluctuations in cash and cash equivalents.
(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2018	Q2-2018	Q3-2018	Q4-2018	Q1-2019	Q2-2019	FY-2018

Cellular service revenues	437	434	443	416	404	420	1,730
Fixed-line service revenues	304	300	310	301	317	312	1,215

Cellular equipment revenues	193	157	146	159	158	162	655
Fixed-line equipment revenues	39	76	52	82	92	63	249

Consolidation adjustments	(40)	(40)	(41)	(40)	(43)	(37)	(161)
Total revenues	933	927	910	918	928	920	3,688

Cellular adjusted EBITDA	119	78	118	103	146	163	418
Fixed-line adjusted EBITDA	68	62	73	66	78	70	269
Total adjusted EBITDA	187	140	191	169	224	233	687

Operating profit (loss)	52	(5)	40	14	9	6	101
Financing expenses, net	40	43	37	51	27	52	171
Profit (loss) for the period	7	(37)	1	(35)	(16)	(35)	(64)

Free cash flow	84	56	34	7	46	55	181

Cellular subscribers at the end of period (in 000's)	2,822	2,809	2,825	2,851	2,853	2,745	2,851
Monthly cellular ARPU (in NIS)	51.8	51.8	52.5	49.0	47.2	51.9	51.3
Churn rate for cellular subscribers (%)	9.5%	12.6%	10.0%	11.1%	11.0%	11.3%	43.2%

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2019

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.06.2019					As of 14.08.2019		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
F (4)(5)(6)**	20/03/12	714.802	214.441	224.877	4.985	229.862	228.508	214.441	223.526	4.60%	05.01.17	05.01.20	January-5 and July-5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H (4)(5)(7)(8)**	08/07/14 03/02/15* 11/02/15*	949.624	835.669	795.950	8.105	804.055	738.169	835.669	677.557	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)(8)**	08/07/14 03/02/15* 11/02/15* 28/03/16*	804.010	723.609	703.413	14.445	717.858	657.680	723.609	623.438	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	25/09/16	103.267	103.267	105.034	1.249	106.283	104.072	103.267	104.415	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)**	25/09/16 01/07/18* 10/12/18*	710.634	710.634	705.357	12.164	717.521	674.178	710.634	705.330	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
L (4)(5)**	24/01/18 10/12/18*	613.937	613.937	587.605	7.401	595.006	532.161	613.937	587.923	2.50%	05.01.23	05.01.28	January-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
Total		3,896.274	3,201.557	3,122.236	48.349	3,170.585	2,934.768	3,201.557	2,922.189

Comments:

(1) For a summary of the terms of the Company's outstanding debentures see the Company's 2018 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service - Public Debentures". In the reporting period, the Company fulfilled all terms of the debentures and Indentures. Debentures financial covenants - as of June 30, 2019 the net leverage (net debt to Adjusted EBITDA*** excluding one-time events ratio- see definition in the reference above to the Company's 2018 Annual Report (The definition of Adjusted EBITDA is identical to the definition of EBITDA (which the Company used in previous periods)) was 2.75. In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Semi-annual payments other than regarding Series L. (4) Regarding the debentures, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding the debentures - the Company has the right for early redemption under certain terms. (6) Regarding debenture Series F, in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. Series D and E debentures were fully repaid in July 2017 and in January 2017, respectively. (8) On July 5, 2019, after the end of the reporting period, the Company repaid principal payments of approximately NIS 196 million of Series H and I debentures (the ex-date of which was June 23, 2019).

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) As of June 30, 2019, debentures Series H, I, K and L are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.
(***) The definition of net leverage refers to Adjusted EBITDA for a period of 12 consecutive months. Accordingly, the net leverage ratio above includes the effects of the new standard IFRS 16 (applied by the Company as of January 1, 2019) for the first and second quarters of 2019. For details of the effects of IFRS 16 on the Company's results see footnote 1 on page 1 of this press release and note 3 to the Company's financial statement for the period ended on June 30, 2019, included elsewhere in this report.

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2019 (cont`d)

Debentures Rating Details*

Series	Rating Company	Rating as of 30.06.2019 (1)	Rating as of 14.08.2019	Rating assigned upon issuance of the Series	Recent date of rating as of 14.08.2019	Additional ratings between original issuance and the recent date of rating as of 14.08.2019 (2)
Rating
F	S&P Maalot	A+	A	AA	08/2019	05/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	AA,AA-,A+,A (2)
H	S&P Maalot	A+	A	A+	08/2019	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	A+,A (2)
I	S&P Maalot	A+	A	A+	08/2019	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	A+,A (2)
J	S&P Maalot	A+	A	A+	08/2019	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	A+,A (2)
K	S&P Maalot	A+	A	A+	08/2019	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	A+,A (2)
L	S&P Maalot	A+	A	A+	08/2019	01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	A+,A (2)

(1)	In August 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/negative" to an “ilA/negative”.
(2)
In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating outlook from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017, January 2018, June 2018, August 2018 and December 2018, S&P Maalot affirmed the Company's rating of “ilA+/stable”. In March 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/stable" to an “ilA+/negative”. In August 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/negative" to an “ilA/negative”. For details regarding the rating of the debentures see the S&P Maalot report dated August 5, 2019, filled with the Israeli Securities Authority website ('MAGNA") on August 5, 2019.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Aggregation of the information regarding the Company's Material Loans (1), in million NIS

Loan	Provision Date	Principal Amount as of 30.06.2019	Interest Rate (nominal)	Principal Repayment Dates (annual payments)		Interest Repayment Dates (semi-annual payments)	Linkage
				From	To
Loan from financial institution (2)(3)(4)(5)(6)	06/2016	100	4.60%	30.06.18	30.06.21	June-30 and December-31, commencing December 31, 2016 through June 30, 2021	Not linked
Loan from financial institution(2)(3)(4)(5)(6)	06/2017	150	5.10%	30.06.19	30.06.22	June-30 and December-31, commencing December 31, 2017 through June 30, 2022	Not linked
Loan from bank(2)(3)(4)(5)(6)	03/2019	150	4.00%	30.03.21	30.03.24	March-31 and September-30, commencing September 30, 2019 through March 31, 2024	Not linked
Total		400

Comments:

(1) For a summary of the terms of the Company's loan agreements see the Company's 2018 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Other Credit Facilities" and the reference therein to "- Debt Service - Public Debentures". (2) In the reporting period, the Company fulfilled all terms of the loan agreements. (3) Loan agreements financial covenants - as of June 30, 2019 the net leverage (net debt to Adjusted EBITDA* excluding one-time events ratio- see definition in the reference above to the Company's 2018 Annual Report (The definition of Adjusted EBITDA is identical to the definition of Adjusted EBITDA (which the Company used in previous periods)) was 2.75. (4) In the reporting period, no cause for early repayment occurred. (5) In the loan agreements, the Company undertook not to create any pledge on its assets, as long as the loans are not fully repaid, subject to certain exclusions. (6) According to the loan agreements the Company may prepay the loans, subject to a prepayment fee.

(*) The definition of net leverage refers to Adjusted EBITDA for a period of 12 consecutive months. Accordingly, the net leverage ratio above includes the effects of the new standard IFRS 16 (applied by the Company as of January 1, 2019) for the first and second quarters of 2019. For details of the effects of IFRS 16 on the Company's results see footnote 1 on page 1 of this press release and note 3 to the Company's financial statement for the period ended on June 30, 2019, included elsewhere in this report.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2019

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	339,055	80,369	-	-	-	97,188
Second year	115,500	80,369	-	-	-	81,291
Third year	169,857	218,396	-	-	-	72,556
Fourth year	169,857	310,483	-	-	-	60,702
Fifth year and on	381,999	1,353,480	-	-	-	109,972
Total	1,176,268	2,043,097	-	-	-	421,709

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	100,000	-	-	-	12,267
Second year	-	100,000	-	-	-	7,390
Third year	-	50,000	-	-	-	2,550
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	250,000	-	-	-	22,207

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS) - None.

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	-	-	-	-	6,008
Second year	-	37,500	-	-	-	5,992
Third year	-	37,500	-	-	-	4,500
Fourth year	-	37,500	-	-	-	3,000
Fifth year and on	-	37,500	-	-	-	1,502
Total	-	150,000	-	-	-	21,002

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2019 (cont`d)

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	339,055	180,369	-	-	-	115,464
Second year	115,500	217,869	-	-	-	94,672
Third year	169,857	305,896	-	-	-	79,606
Fourth year	169,857	347,983	-	-	-	63,702
Fifth year and on	381,999	1,390,980	-	-	-	111,473
Total	1,176,268	2,443,097	-	-	-	464,917

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	1,474	32	-	-	-	274
Second year	263	32	-	-	-	211
Third year	357	760	-	-	-	191
Fourth year	357	764	-	-	-	157
Fifth year and on	730	3,495	-	-	-	279
Total	3,181	5,083	-	-	-	1,112

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2019 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at June 30, 2019

Contents

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into US dollar
			(Note 2D)
	June 30,	June 30,	June 30,	December 31,
	2018	2019*	2019*	2018
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	831	855	240	1,202
Current investments, including derivatives	398	428	120	404
Trade receivables	1,215	1,124	315	1,152
Current tax assets	12	8	2	11
Other receivables	86	81	23	84
Inventory	68	60	17	94
Total current assets	2,610	2,556	717	2,947

Trade and other receivables	868	836	234	852
Property, plant and equipment, net	1,602	1,639	460	1,652
Intangible assets and others, net	1,284	1,306	366	1,298
Right-of-use assets, net and Investment property	-	759	213	-

Total non- current assets	3,754	4,540	1,273	3,802

Total assets	6,364	7,096	1,990	6,749

Liabilities
Current maturities of debentures and of loans from financial institutions	647	512	144	620
Current maturities of lease liabilities	-	218	61	-
Trade payables and accrued expenses	655	692	194	696
Provisions	103	103	29	105
Other payables, including derivatives	327	258	72	257

Total current liabilities	1,732	1,783	500	1,678

Long-term loans from financial institutions	334	300	84	334
Debentures	2,498	2,711	760	2,911
Long-term lease liabilities	-	556	156	-
Provisions	21	21	6	20
Other long-term liabilities	3	4	1	16
Liability for employee rights upon retirement, net	15	14	4	14
Deferred tax liabilities	108	79	22	99

Total non- current liabilities	2,979	3,685	1,033	3,394

Total liabilities	4,711	5,468	1,533	5,072

Equity attributable to owners of the Company
Share capital	1	1	-	1
Share premium	259	335	94	325
Receipts on account of share options	17	-	-	10
Retained earnings	1,372	1,290	362	1,339

Non-controlling interest	4	2	1	2

Total equity	1,653	1,628	457	1,677

Total liabilities and equity	6,364	7,096	1,990	6,749

Date of approval of the condensed consolidated financial statements: August 14, 2019.

* See Note 3(A) regarding initial application of IFRS 16, Leases.

 The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2018	2019*	2019*	2018	2019*	2019*	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	1,860	1,848	518	927	920	258	3,688
Cost of revenues	(1,340)	(1,374)	(385)	(675)	(679)	(190)	(2,661)

Gross profit	520	474	133	252	241	68	1,027

Selling and marketing expenses	(276)	(307)	(86)	(144)	(149)	(42)	(567)
General and administrative expenses	(185)	(163)	(46)	(94)	(92)	(26)	(360)
Other income (expenses), net	(12)**	11	3	(19)**	6	2	1 **

Operating profit (loss)	47	15	4	(5)	6	2	101

Financing income	14 **	29	8	11 **	12	3	19 **
Financing expenses	(97)	(108)	(30)	(54)	(64)	(18)	(190)
Financing expenses, net	(83)	(79)	(22)	(43)	(52)	(15)	(171)

Loss before taxes on income	(36)	(64)	(18)	(48)	(46)	(13)	(70)

Tax benefit	6	13	4	11	11	3	6
Loss for the period	(30)	(51)	(14)	(37)	(35)	(10)	(64)
Attributable to:
Owners of the Company	(30)	(51)	(14)	(37)	(35)	(10)	(62)
Non-controlling interests	-	-	-	-	-	-	(2)
Loss for the period	(30)	(51)	(14)	(37)	(35)	(10)	(64)

Loss per share
Basic loss per share (in NIS)	(0.29)	(0.44)	(0.12)	(0.36)	(0.30)	(0.08)	(0.58)

Diluted loss per share (in NIS)	(0.29)	(0.44)	(0.12)	(0.36)	(0.30)	(0.08)	(0.58)

Weighted-average number of shares used in the calculation of basic loss per share (in shares)	101,446,365	116,196,729	116,196,729	101,843,757	116,196,729	116,196,729	107,499,543

Weighted-average number of shares used in the calculation of diluted loss per share (in shares)	101,446,365	116,196,729	116,196,729	101,843,757	116,196,729	116,196,729	107,499,543

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

** Reclassified – see Note 3 (B) regarding significant accounting policies.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2018	2019*	2019*	2018	2019*	2019*	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Loss for the period	(30)	(51)	(14)	(37)	(35)	(10)	(64)
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	-	-	-	-	-	-	(1)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	(1)
Total other comprehensive loss for the period, net of tax	-	-	-	-	-	-	(1)
Total comprehensive loss for the period	(30)	(51)	(14)	(37)	(35)	(10)	(65)
Total comprehensive loss attributable to:
Owners of the Company	(30)	(51)	(14)	(37)	(35)	(10)	(63)
Non-controlling interests	-	-	-	-	-	-	(2)
Total comprehensive loss for the period	(30)	(51)	(14)	(37)	(35)	(10)	(65)

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company
	Share capital	Share premuim	Receipts on account of share options	Retained earnings*	Total	Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	NIS millions							US$ millions
For the six months ended June 30, 2019 (Unaudited)
Balance as of January 1, 2019 (Audited)	1	325	10	1,339	1,675	2	1,677	470
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	(51)	(51)	-	(51)	(14)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	2	2	-	2	1
Expiration of share options	-	10	(10)	-	-	-	-	-
Balance as of June 30, 2019 (Unaudited)	1	335	-	1,290	1,626	2	1,628	457

	Attributable to owners of the Company
	Share capital	Share premuim	Receipts on account of share options	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the six months ended June 30, 2018 (Unaudited)
Balance as of January 1, 2018 (Audited)	1	-	-	1,436	1,437	4	1,441
Effect of initial application of IFRS 9	-	-	-	(36)	(36)	-	(36)
Balance as of January 1, 2018 after initial application	1	-	-	1,400	1,401	4	1,405
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	(30)	(30)	-	(30)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	2	2	-	2
Equity offering	-	259	17	-	276	-	276
Balance as of June 30, 2018 (Unaudited)	1	259	17	1,372	1,649	4	1,653

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of share options	Retained earnings*	Total	Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	NIS millions							US$ millions
For the three months ended June 30, 2019 (Unaudited)
Balance as of April 1, 2019 (Unaudited)	1	325	10	1,323	1,659	2	1,661	466
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	(35)	(35)	-	(35)	(10)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	2	2	-	2	1
Expiration of share options	-	10	(10)	-	-	-	-	-
Balance as of June 30, 2019 (Unaudited)	1	335	-	1,290	1,626	2	1,628	457

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of share options	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the three months ended June 30, 2018 (Unaudited)
Balance as of April 1, 2018 (Unaudited)	1	-	-	1,409	1,410	4	1,414
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	(37)	(37)	-	(37)
Transactions with owners, recognized directly in equity
Equity offering	-	259	17	-	276	-	276
Balance as of June 30, 2018 (Unaudited)	1	259	17	1,372	1,649	4	1,653

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company					Non-controlling interests	Total equity
	Share capital	Share premium	Receipts on account of share options	Retained earnings	Total
	NIS millions
For the year ended December 31, 2018 (Audited)
Balance as of January 1, 2018	1	-	-	1,436	1,437	4	1,441
Effect of initial application of IFRS 9	-	-	-	(36)	(36)	-	(36)
Balance as of January 1, 2018 after initial application	1	-	-	1,400	1,401	4	1,405
Comprehensive loss for the year
Loss for the year	-	-	-	(62)	(62)	(2)	(64)
Other comprehensive loss for the year, net of tax	-	-	-	(1)	(1)	-	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	2	2	-	2
Equity offering	-	259	17	-	276	-	276
Exercise of share options	-	66	(7)	-	59	-	59
Balance as of December 31, 2018	1	325	10	1,339	1,675	2	1,677

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2018	2019*	2019*	2018	2019*	2019*	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Loss for the period	(30)	(51)	(14)	(37)	(35)	(10)	(64)
Adjustments for:
Depreciation and amortization	278	439	123	145	225	63	584
Share based payments	2	2	1	-	2	1	2
Loss from sale of property, plant and equipment	-	1	-	-	1	-	-
tax benefit	(6)	(13)	(4)	(11)	(11)	(3)	(6)
Financing expenses, net	83 **	79	22	43 **	52	15	171 **
							-
Changes in operating assets and liabilities:
Change in inventory	2	34	10	1	25	7	(24)
Change in trade receivables (including long-term amounts)	82 **	51	14	74 **	67	19	166 **
Change in other receivables (including long-term amounts)	(16)	1	-	(25)	(12)	(3)	(21)
Changes in trade payables, accrued expenses and provisions	(11)	(10)	(3)	(42)	(93)	(26)	(26)
Change in other liabilities (including long-term amounts)	41	3	1	36	8	2	11
Payments for derivative hedging contracts, net	(2)	(7)	(2)	-	(6)	(2)	-
Income tax paid	(14)	(7)	(2)	(5)	(4)	(1)	(23)
Net cash from operating activities	409	522	146	179	219	62	770

Cash flows from investing activities
Acquisition of property, plant and equipment	(168)	(186)	(52)	(69)	(59)	(17)	(356)
Acquisition of intangible assets and others	(109)	(111)	(31)	(62)	(54)	(15)	(237)
Change in current investments, net	(37)	(9)	(2)	(36)	(11)	(3)	(56)
Receipts for other derivative contracts, net	3	8	2	3	7	2	3
Proceeds from sale of property, plant and equipment	-	-	-	-	-	-	1
Interest received	7	7	2	3	3	1	14
Proceeds from sale of shares in a consolidated company, net of cash disposed	5	-	-	5	-	-	-
Net cash used in investing activities	(299)	(291)	(81)	(156)	(114)	(32)	(631)

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

** Reclassified – see Note 3 (B) regarding significant accounting policies.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2018	2019*	2019*	2018	2019*	2019*	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	-	-	-	-	-	-	(15)
Recieipt of long-term loans from financial institutions	-	150	42	-	-	-	-
Payments for long-term loans from financial institutions	(50)	(212)	(60)	(50)	(212)	(59)	(78)
Repayment of debentures	(362)	(308)	(86)	-	-	-	(556)
Proceeds from issuance of debentures, net of issuance costs	396	-	-	-	-	-	997
Interest paid	(65)	(75)	(21)	(10)	(10)	(3)	(126)
Acquisition of non-controlling interests	-	-	-	-	-	-	(19)
Equity offering	275	-	-	275	-	-	275
Proceeds from exercise of share options	-	-	-	-	-	-	59
Lease payments	-	(133)	(37)	-	(59)	(17)	-
Net cash from (used in) financing activities	194	(578)	(162)	215	(281)	(79)	537

Changes in cash and cash equivalents	304	(347)	(97)	238	(176)	(49)	676

Cash and cash equivalents as at the beginning of the period	527	1,202	337	593	1,031	289	527
Effects of exchange rate changes on cash and cash equivalents	-	-	-	-	-	-	(1)
Cash and cash equivalents as at the end of the period	831	855	240	831	855	240	1,202

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim statements of the Group as at June 30, 2019 comprise the Company and its subsidiaries (together referred to as "the Group") and the Group’s holdings in included entities. The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular telecommunications services, landline telephony services, internet services, international calls services, television over the internet services and transmission services. The Company is controlled by Koor Industries Ltd. (directly and through agreements with other shareholders of the Company), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"), which is controlled by companies controlled by Mr. Eduardo Elsztain. The Company's shares are traded on the Tel Aviv Stock Exchange (TASE) and on the New York Stock Exchange (NYSE).

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2018 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 14, 2019.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, Investment property is measured at fair value.  deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the six and three month period ended June 30, 2019, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2019 (NIS 3.566 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of June 30, 2019	3.566	226.68
As of June 30, 2018	3.650	223.33
As of December 31, 2018	3.748	224.00

Increase (decrease) during the period:

Six months ended June 30, 2019	(4.86)%	1.20%
Six months ended June 30, 2018	5.28%	0.90%
Three months ended June 30, 2019	(1.82)%	1.50%
Three months ended June 30, 2018	3.87%	1.20%
Year ended December 31, 2018	8.10%	1.20%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the change made in the accounting policies used in the condensed consolidated interim financial statement and its effect:

A.	Application of a new standard effective January 1, 2019

IFRS 16, Leases

As from January 1, 2019 (hereinafter: “the date of initial application”) the Group applies International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”), which replaced International Accounting Standard 17, Leases (hereinafter: "IAS 17" or "the previous standard").

The main effect of the standard’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in the previous standard. Until the date of application, the Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time, other than exceptions specified in the standard. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36 and recognizes financing expenses on a lease liability. Therefore, as from the date of initial application, lease payments relating to assets leased under an operating lease, which were presented as part of expenses in the statement of income, are capitalized to assets and written down as depreciation and amortization expenses.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	Application of a new standard effective January 1, 2019 (cont'd)

IFRS 16, Leases (cont'd)

The Group elected to apply the standard using the cumulative effect approach, in which the Group recognized a lease liability at the initial implementation date according to the present value of the remaining future lease payments capitalized at the incremental borrowing rate of the lessee at that date, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that recognized as an asset or liability before the date of initial implementation. Therefore, application of the standard did not have an effect on the balance of retained earnings at the date of initial application.

Furthermore, as part of the initial application of the standard, the Group has chosen to apply the following expedients:

(1)	retain the definition and/or assessment of whether an arrangement is a lease in accordance with current guidance with respect to agreements that exist at the date of initial implementation;
(2)	apply a single discount rate to a portfolio of leases with reasonably similar characteristics;
(3)	exclude initial direct costs from measurement of the right-of-use asset at the date of initial application;
(4)	use hindsight when determining the lease term if the contract includes an extension or termination option;
(5)	assess whether a contract is onerous in accordance with IAS 37 immediately before the date of initial implementation instead of assessing impairment of right-of-use assets.

In measurement of the lease liabilities, the Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2019. The weighted average discount rate used to measure the lease liability was 3.0%.

The difference between the Group's contractual commitments in respect of the minimum contractual lease fees in the amount of NIS 741 million as reported in Note 29 "Operating Leases" in the annual financial statements to the lease liabilities recognized as of the initial implementation date of the Standard in the amount of NIS 830 million is mainly due to extension options of the lease period which are not included in the report in Note 29 to the annual financial statements.

Impact of the application of IFRS 16 in the reporting period

As a result of applying IFRS 16, in relation to the leases that were classified as operating leases according to IAS 17, the Group recognized right-of-use assets, net and Investment property as at June 30, 2019 in the amount of NIS 759 million and lease liabilities as at June 30, 2019 in the amount of NIS 774 million.

Furthermore, instead of recognizing lease expenses in the amount of NIS 131 million (NIS 68 million during the three month period ended June 30, 2019) in relation to those leases, during the six month an period ended June 30, 2019 the Group recognized additional depreciation expenses in the amount of NIS 127 million (NIS 65 million during the three month period ended June 30, 2019), and additional financing expenses in the amount of NIS 11 million (NIS 6 million during the three month period ended June 30, 2019). For the impact of applying IFRS 16 on the Adjusted EBITDA, see note 4, regarding Operating Segments.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	Application of a new standard effective January 1, 2019 (cont'd)

IFRS 16, Leases (cont'd)

Presented hereunder are the main changes in accounting policies following the application of IFRS 16 as from January 1, 2019:

(1)          Determining whether an arrangement contains a lease
On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

(a)          The right to obtain substantially all the economic benefits from use of the identified asset; and

(b)          The right to direct the identified asset’s use.

For cell sites and switching stations lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

For office buildings, warehouses, service centers, retail stores and motor vehicles lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to separate the components and account the lease component separately.

(2)          Leased assets and lease liabilities
Contracts that award the Group control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments, and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments.

Since the interest rate implicit in the Group's leases is not readily determinable, the incremental borrowing rate of the lessee is used.

Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.

(3)          The lease term
The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

(4)          Depreciation of right-of-use asset
After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

●	Cell sites and switching stations	4 years
●	Office buildings, warehouses, service centers and retail stores	3 years
●	Motor vehicles	2 years

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	Application of a new standard effective January 1, 2019 (cont'd)

IFRS 16, Leases (cont'd)

(5)          Subleases
In leases in which the Group subleases the underlying asset, the Group examines whether the sublease is a finance lease or operating lease with respect to the right-of-use received from the head lease. The Group examined the subleases existing on the date of initial application based on the remaining contractual terms at that date.

(6)          Investment property
The Group presents investment property at the fair value model.

Investment property is property (land or building – or part of a building – or both) held (by the owner or by the lessee under a finance lease) either to earn rental income or for capital appreciation or for both, but not for:

1.	Use in the production or supply of goods or services or for administrative purposes; or
2.	Sale in the ordinary course of business.

Some of the rental properties that are leased by the Group under an operating lease are classified and treated as investment property.

Investment property is initially measured at cost including capitalized borrowing costs. Cost includes expenditure that is directly attributable to the acquisition of the investment property.

In subsequent periods the investment property is measured at fair value with any changes therein recognized in profit or loss.

Any gain or loss on disposal of an investment property (calculated as the difference between the net proceeds from disposal and the carrying amount of the item at the last financial reporting date) is recognized in profit or loss under other income or other expenses, as relevant.

The table below presents the effects of the items affected by the initial application on the statement of financial position as at January 1, 2019:

	According to IAS 17	The change	According to IFRS 16
	(Audited)	(Unaudited)	(Unaudited)
	NIS millions

Trade and other receivables (including long-term amounts)	2088	2	2090
Right-of-use assets and Investment property	-	826	826
Lease liabilities	-	830	830
Trade payables and accrued expenses	696	(2)	694

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

B.	Voluntary change in accounting policy

During the period, management has updated the accounting policy about the effect of long-term credit arrangements, on the financial performance of the Group as follows:

New accounting policy
Revenues from long-term credit arrangements (more than 12 monthly payments) are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as other income over the credit period.

Previous accounting policy
Revenues from long-term credit arrangements (more than 12 monthly payments) are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

The voluntary change in accounting policy is intended to provide shareholders with a better expression of its business activities, to enhance the comparability of its financial statements to its peers and to prepare the consolidated financial statements in a more reliable and more relevant way.

The application of the change in the accounting policy was apply retrospectively. Retrospective application is applied a new accounting policy to transactions as if that policy had always been applied.

The effect of this change on the condensed consolidated interim financial statements in previous periods is as follows:

	Six-month period ended June 30, 2018	Three-month period ended June 30, 2018	Year ended December 31, 2018
	NIS millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Audited)

Increase in other income	14	7	27
Decrease in financing income	(14)	(7)	(27)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

●	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

●	Fixed-line segment - the segment includes landline telephony services, internet services, television services, transmission services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

	Six-month period ended June 30, 2019*
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	1,138	710	-	1,848
Inter-segment revenues	6	74	(80)	-
Adjusted segment EBITDA According to IAS 17***	192	134			326
Impact of IFRS 16	117	14			131
Adjusted segment EBITDA According to IFRS 16***	309	148			457

Depreciation and amortization					(439)
Tax benefit					13
Financing income					29
Financing expenses					(108)
Other expenses					(1)
Share based payments					(2)
Loss for the period					(51)

	Six-month period ended June 30, 2018
	NIS millions
	(Unaudited)
	Cellular		Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	1,214		646	-	1,860
Inter-segment revenues	7		73	(80)	-
Adjusted segment EBITDA***	197	**	130			327

Depreciation and amortization						(278)
Tax benefit						6
Financing income						14 **
Financing expenses						(97)
Share based payments						(2)
Loss for the period						(30)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Three-month period ended June 30, 2019*
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	579	341	-	920
Inter-segment revenues	3	34	(37)	-
Adjusted segment EBITDA According to IAS 17***	102	63			165
Impact of IFRS 16	61	7			68
Adjusted segment EBITDA According to IFRS 16***	163	70			233

Depreciation and amortization					(225)
Tax benefit					11
Financing income					12
Financing expenses					(64)
Share based payments					(2)
Loss for the period					(35)

	Three-month period ended June 30, 2018
	NIS millions
	(Unaudited)
	Cellular		Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	588		339	-	927
Inter-segment revenues	3		37	(40)	-

Adjusted segment EBITDA***	78	**	62			140

Depreciation and amortization						(145)
Tax benefit						11
Financing income						11 **
Financing expenses						(54)
Loss for the period						(37)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Year ended December 31, 2018
	NIS millions
	(Audited)
	Cellular		Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	2,371		1,317	-	3,688
Inter-segment revenues	14		147	(161)	-

Adjusted segment EBITDA***	418	**	269			687

Depreciation and amortization						(584)
Tax benefit						6
Financing income						19 **
Financing expenses						(190)
Share based payments						(2)
Loss for the year						(64)

*	See Note 3 (A) regarding initial application of IFRS 16, Leases.

**	Reclassified – see Note 3 (B) regarding significant accounting policies.

***
Adjusted segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in respect of voluntary retirement plans for employees, and gain (loss) due to sale of subsidiaries), depreciation and amortization and share based payments, as a measure of operating profit. Adjusted Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 5 - Debentures and Long-term Loans from Financial Institutions

According to a deferred loan agreement entered by the Company with an Israeli bank in June 2017 (for additional details, see Note 17 to the annual financial statements, regarding long-term loans from financial institutions), in March 2019, the loan in a principal amount of NIS 150 million was provided to the Company. The loan is with no linkage and bears an annual fixed interest of 4%. The loan's principal amount will be payable in four equal annual payments on March 31 of each of the years 2021 through and including 2024 and the interest will be payable in ten semi-annual installments on March 31 and September 30 of each calendar year commencing September 30, 2019 through and including March 31, 2024.

In April 2019, the Company made an early repayment of a loan under the Company's August 2015 loan agreement with the said Israeli bank stated above, provided to the Company in December 2016, in an amount of NIS 112 million (in addition to outstanding accumulated interest until date of repayment).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	June 30,						December 31,
	2018			2019			2018
	Book value	Fair value		Book value	Fair value		Book value	Fair value
	NIS millions			NIS millions			NIS millions
Debentures including current maturities and accrued interest	(3,037)	(3,232	)*	(3,171)	(3,173	)*	(3,466)	(3,585	)*
Long-term loans from financial institutions including current maturities and accrued interest	(493)	(517)		(401)	(406)		(462)	(479)

*
The fair value of marketable debentures is determined by reference to the market price at the reporting date (level 1), with the addition of principal and interest amounts, which were paid during the following month.

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.

Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2019
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	425	-	-	425
Derivatives	-	3	-	3
Total assets	425	3	-	428
Financial liabilities at fair value
Derivatives	-	(1)	-	(1)
Total liabilities	-	(1)	-	(1)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

	June 30, 2018
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	391	-	-	391
Derivatives	-	7	-	7
Total assets	391	7	-	398
Financial liabilities at fair value
Derivatives	-	(15)	-	(15)
Total liabilities	-	(15)	-	(15)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	398	-	-	398
Derivatives	-	6	-	6
Total assets	398	6	-	404
Financial liabilities at fair value
Derivatives	-	(1)	-	(1)
Total liabilities	-	(1)	-	(1)

During the reporting period, there have been no transfers between Levels 1 and 2.

(3)	Valuation methods to determine fair value

Foreign currency options - fair value is measured based on the Black-Scholes formula.

Forward contracts - fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustments required for the parties’ credit risks.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Revenues

Composition

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2019	2018	2019	2018
	(Unaudited)		(Unaudited)		(Audited)
	NIS millions

Revenues from equipment	465	475	233	225	904

Revenues from services:
Cellular services	794	759	394	387	1,581
Land-line communications services	531	555	264	278	1,068
Other services	70	59	36	30	135
Total revenues from services	1,395	1,373	694	695	2,784
Total revenues	1,860	1,848	927	920	3,688

Note 8 - Share-Based Payments

In May and June 2019, the Company's Board of Directors resolved to grant employees of the Company (who are not office holders or directors) and a non-profit organization for the employees a total amount of 2,944,197 options at an exercise price of NIS 15.66 and 1,019,400 RSUs.

The options and RSUs granted to the employees will be vested in four equal installments on each of the first, second, third and fourth anniversary of the date of grant and the RSUs granted to the non-profit organization will be vested in two equal installments on each of the first and second anniversary of the date of grant. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second, third and fourth installments may be exercised with 12 month from their vesting.

The fair value of share options granted was calculated at an estimated average of NIS 3.264 per option. The assumptions upon which the fair value has been calculated: risk free interest rate - 0.7%, expected weighted average life - 2.75 years and expected volatility - 34.7%.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Impairment testing for cash-generating units containing goodwill

During the second quarter of 2019, the Company determined that certain indicators of potential impairment that required an interim goodwill impairment test for its cash generating units existed as of June 30, 2019. These indicators included a continuous decrease in the Company’s share price and as a result as of June 30 the carrying amount of the net assets of the entity was more than its market capitalization, alongside with the continuance of the intense competition in the communications market. Accordingly, the Company performed a quantitative assessment for goodwill impairment for each of its cash generating units.

The recoverable amount of each of the Company's cash-generating units was evaluated by the company with the assistance of an external appraiser using the Value In Use model which was calculated using discounted cash flows method based on a projected five-year cash flows. The five-year projected cash flows were estimated in light of the long-term growth rate. The Company used a relevant discount rate, which reflected the specific risks associated with the future cash flows of its cash-generating units.

Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary materially from the Company's plans, it may record impairment of goodwill in the future.

These assumptions are as follows:

	Cash generating unit	Cash generating unit
	Cellular segment	Fixed-line segment
Pre-tax discount rate	10.4%	10.2%
Terminal value growth rate	1.5%	1.5%
Market share	25.0%	N/R
ARPU	NIS 55.5	N/R

•	The discount rate and the terminal value growth rate are denominated in real terms.
•	The cash generating units have cash flows for 5 years, as included in their discounted cash flow model.
•	The long-term growth rate has been determined as 1.5% which represents, among others, the natural population growth rate.
•
The pre-tax discount rate is estimated and calculated using several assumptions, among others, cash generating units's Cost of Equity, risk premium for normative debt leveraging of the Group and estimates of the normative leverage ratio for the industry.

   Sensitivity to changes in assumptions

The estimated recoverable amount of the cash generating units exceeds their carrying amount by approximately NIS 597 million and NIS 196 million in Cellular segment and Fixed-line segment respectively. Management has identified key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount:

	Cash generating unit	Cash generating unit
	Cellular segment	Fixed-line segment
Pre-tax discount rate	12.0%	11.0%
Terminal value growth rate	N/R	0.7%
Market share	23.6%	N/R
ARPU	NIS 53.2	N/R

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Impairment testing for cash-generating units containing goodwill (cont'd)

Based on the above valuation performed, the Company concluded that the recoverable amount of its cash generating units as of June 30, 2019, was determined to be higher than their carrying amount and thus, no impairment was recognized.

The Company will continue to monitor the recoverable amount of its cash generating units to determine whether events and changes in circumstances such as deterioration in the business climate or operating results, continuous decline in the share price, changes in management’s business strategy or downward adjustments to the Company’ cash flows projections, warrant further impairment testing in future periods.

Note 10 - Commitments

In May 2019, the Company, the employees' representatives and the Histadrut, the union representing the Company's employees, entered a collective employment agreement ("New Agreement"), amending its collective employment agreement (for the years 2018-2020) entered in 2018 (the: "2018 Agreement"), under which: salary increase for 2019 will be annulled; the salary increase for 2020 will be postponed for at least 15 months and until a certain condition is met; the employees' welfare budget will be reduced; and the Company will grant entitled employees options and RSUs and RSUs to a non-profit organization for the employees, subject to all approvals and procedures required law. The New Agreement further includes certain arrangements relating to the Company and employees' representatives relations and also includes the termination of the previously announced labor dispute.

Note 11 – Capital

In June 2019, 3,030,300 series 2 options of the Company which were issued on June 2018, expired. For additional details, see Note 19 to the annual financial statements, regarding share capital.

Note 12 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk and, consequently, a revision of the amount of the provision. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements as of June 30, 2019 in respect of all lawsuits against the Group amounts to approximately NIS 62 million. There can be no guarantee that the actual costs of the lawsuits will not be more than the provision.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 12 - Contingent Liabilities (cont'd)

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, three purported class actions were filed against the Group: a purported class action against the Group in a total amount estimated by the plaintiffs to be approximately NIS 10 million, a purported class action against the Group in which the amount claimed has not been quantified and a purported class action against the Group and other defendants together in which the amount claimed estimated at least tens of millions against all defendants.

During the reporting period, five purported class actions (three of which were reported as dismissed in Note 31(A) to the annual financial statements), were concluded: four purported class actions against the Group for a total sum estimated by the plaintiffs of approximately NIS 230 million, and a purported class action against the Group, in which the amount claimed has not been quantified.

After the end of the reporting period, a purported class action has been filed against the Group and other defendants together in which the amount claimed estimated at least tens of millions against all defendants. At this early stage, it is not possible to assess its chances of success.

After the end of the reporting period, a purported class action against the Group in which the amount claimed has not been quantified, and a purported class action against the Group and other defendants together in which the amount claimed has not been quantified were concluded.

Note 13 -  An Event after the End of the Reporting Period

In August 2019, after the end of the reporting period, an indirect co-investment of the Company and the Israel Infrastructure Fund, or IIF, in IBC Israel Broadband Company (2013) Ltd., or IBC, and a sale of the Company's independent fiber-optic infrastructure in residential areas to IBC transactions were completed.

•	The Company paid the sum of appx. NIS 55 million (out of appx. NIS 110 million) for its indirect stake in IBC, the majority of which shall be indirectly provided as shareholder loan to IBC.
•
The Company received the sum of appx. NIS 180 million for its independent fiber-optic infrastructure in residential areas (representing independent fiber-optic infrastructure deployed until the closing), which was financed entirely through shareholder loans indirectly provided to IBC by the Company and IIF, each in the amount of appx. NIS 90 million. Additional consideration shall be paid for additional future deployment to be carried out by the Company.

For additional details, see Note 30(H) to the annual financial statements, regarding communications.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 15,2019	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary